Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration File Nos. 333-259059 and 333-259059-01
Relating to Preliminary Prospectus Supplement dated September 29, 2021 to Prospectus dated September 20, 2021
Pricing Term Sheet
Phillips Edison Grocery Center Operating Partnership I, L.P.
$350,000,000 2.625% Senior Notes due 2031
September 29, 2021

Issuer:	Phillips Edison Grocery Center Operating Partnership I, L.P.
State of Formation:	Delaware
Guarantor:	Phillips Edison & Company, Inc.
Expected Ratings* (Moody’s/S&P):	Baa3 / BBB-
Security:	2.625% Senior Notes due 2031
Aggregate Principal Amount:	$350,000,000
Maturity Date:	November 15, 2031
Interest Rate:	2.625% per annum
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2022
Price to Public:	98.692% of the aggregate principal amount
Yield to Maturity:	2.774%
Benchmark Treasury:	1.250% due August 15, 2031
Spread to Benchmark Treasury:	+123 basis points
Benchmark Treasury Price / Yield:	97-10 / 1.544%
Optional Redemption:	Prior to August 15, 2031 (three months prior to the Maturity Date of the Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 20 basis points (calculated as though the actual Maturity Date of the Notes was August 15, 2031), plus accrued and unpaid interest to, but not including, the redemption date. On and after August 15, 2031 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	September 29, 2021
Settlement Date:	October 6, 2021 (T+5); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+5 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.
CUSIP/ISIN:	71845JAA6 / US71845JAA60
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
BMO Capital Markets Corp.
Capital One Securities, Inc.
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.
*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.
The issuer and guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Wells Fargo Securities, LLC at 1-800-645-3751; BofA Securities, Inc. at 1-800-294-1322; J.P. Morgan Securities LLC collect at 1-212-834-4533; or PNC Capital Markets LLC toll-free at 1-855-881-0697.
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